UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

August 27, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NYFIX, Inc.

File No. 001-02292 - CF#22121

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NYFIX, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed May 12, 2008, as amended on August 20, 2008.

Based on representations by NYFIX, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.1   until May 12, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        David L. Orlic
        Special Counsel